May 21, 2010	ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX foley.com WRITER’S DIRECT LINE 414.297.5668 rryba@foley.com EMAIL CLIENT/MATTER NUMBER 067920-0452

Via EDGAR and Federal Express

Mr. John Dana Brown

Ms. Susan Block

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549-3561

Re:          Quad/Graphics, Inc.
Amendment No. 2 to
Registration Statement on Form S-4
Originally Filed on March 5, 2010
File No.  333-165259

Dear Mr. Brown and Ms. Block:

On behalf of our client, Quad/Graphics, Inc., a Wisconsin corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated May 20, 2010 (the “Comment Letter”) with respect to the above-referenced filing (the “Registration Statement”).  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s responses (in regular type).

Enclosed with each of the hard copies of this response letter please find a copy of Amendment No. 3 (“Amendment No. 3”) to the Registration Statement which was filed today with the Commission via the EDGAR System.  Each copy of Amendment No. 3 is marked to show the changes made from Amendment No. 2 to the Registration Statement filed with the Commission on May 5, 2010.

Cover Page

1.                              Please provide the trading price of the World Color Press common shares as of the most recent practical date and where the shares are listed.

The Company has added to the cover page a statement that World Color Press common shares are listed on the Toronto Stock Exchange under the symbols ‘‘WC’’ (trading in Canadian dollars) and ‘‘WC.U’’ (trading in U.S. dollars), respectively, and that on May 20, 2010, the

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

closing price of World Color Press common shares was CAD$13.00 and $11.75, respectively, on the Toronto Stock Exchange.

2.                              Please disclose on the cover page that World Color Press common shareholders will not know at the time of the vote the number of shares or cash consideration (if any) that they will receive.

The Company has added the requested disclosure to the cover page.

What World Color Press Shareholders Will Receive in the Arrangement, page 4

3.                              Please also provide an illustrative example of the number of shares to be issued on a per share basis using the trading price of the securities as of the latest practicable date.

An illustrative example using the 30 day volume-adjusted weighted average price of $12.06 of World Color Press common shares on the Toronto Stock Exchange as of and including May 20, 2010 has been added to the sections titled “Summary — What World Color Press Shareholders Will Receive in the Arrangement,” “The Arrangement Agreement — Consideration to be Received Pursuant to Arrangement” and Note 5 to the Unaudited Pro Forma Condensed Combined Financial Statements.”  Please see pages 5, 109, 114 and 213 of Amendment No. 3.

4.                              Disclose that the actual value of the consideration and number of shares to be issued may differ from the example as of the latest practicable date, given that the actual consideration and number of shares will not be determined until after the vote and before closing.

The Company has added the requested disclosure to the sections titled “Summary — What World Color Press Shareholders Will Receive in the Arrangement,” “The Arrangement Agreement — Consideration to be Received Pursuant to Arrangement” and Note 5 to the Unaudited Pro Forma Condensed Combined Financial Statements.”  Please see pages 5, 109 and 213 of Amendment No. 3.

5.                              Please disclose here the time period anticipated between the vote and closing.

The Company has disclosed that it anticipates that the closing will occur within approximately seven days after the vote, depending on receipt of the final order and the satisfaction of any open closing condition.  Please see page 6 of Amendment No. 3.

6.                              Please consider including a 1-800 number or website where shareholders can find out the example consideration as of the latest practicable date.

World Color Press Inc. (“World Color Press”) will post on its website the example consideration, updated on a weekly basis, during the three weeks leading up to the anticipated closing date.  The website address has been included in Amendment No. 3 on page 6.

7.                              We note your disclosure that there could be a scenario where there will be no Common Cash Consideration for World Press common shares. Please provide an illustrative example of this scenario to the extent practicable.

The Company has added an illustrative example of the requested scenario.  Please see page 114 of Amendment No. 3.  The Registration Statement also discloses throughout that, if the Equity Payment Amounts exceed $93,333,333, then there will be no Common Cash Consideration.  Please see pages 5, 25, 29, 107, 109, 204 and 213 of Amendment No. 3.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 198

Note 6: Estimate of Assets to be Acquired and Liabilities to be Assumed, page 211

8.                              We note your response to prior comment 9 and note the increase to identifiable intangible assets of $15 million for renewed contracts and new customer contracts. As your largest customers represent 26% of total sales, or $800 million, and these renewals or new contracts have been referred to as “significant customers,” please supplementally provide us your analysis which supports the preliminary amount allocated to these identifiable intangible assets.

As discussed with the Staff on May 21, 2010, the Company is supplementally including a copy of the preliminary estimate of the calculation of the incremental $15 million in customer relationships and contracts with the hard copies of Amendment No. 3.  This incremental intangible asset recorded in the Company’s pro forma financial statements reflects an update of World Color Press’ Fresh Start valuation for actual customer activity since the Fresh Start date (July 31, 2009) through March 31, 2010, including customer renewals and new customers and their aggregate impact on future revenue streams.  To calculate a fair value of the incremental revenues since July 31, 2009, the Company estimated the additional cash flows from the aggregate revenue stream from actual new contracts and renewals since the Fresh Start date, and applied the excess earnings method of the income approach.  For competitive/antitrust reasons and the timing of the closing process, the Company has only been able to obtain aggregate revenue information for the purposes of this preliminary fair value estimate, and does not have access to specific customer information.  The preliminary fair value for this incremental new customer revenue ranges from $15.0 million - $18.6 million, based on a discount rate range of 15% to 20%.  Accordingly, the Company included a pro forma adjustment of $15.0 million in Note 7(d) on page 217 of Amendment No. 3.

The total intangible asset recorded for customer relationships and contracts is a preliminary estimate of the opening balance sheet value based on currently available information.  While on the surface the incremental customer relationship intangible may appear to be a small adjustment relative to the total sales of World Color Press, it is important to note that a substantial portion of revenues associated with renewed customers were already assumed in the Fresh Start valuation (due primarily to assumptions included in the Fresh Start valuation, based on historical World Color Press experience, for high relative customer renewal rates).  The Company believes its preliminary estimate of $377 million for the customer relationships and contracts intangible asset is a fair estimate for the ultimate fair value to be recorded.  This belief is also supported by certain high-level litmus tests performed in the initial work of the third party valuation specialist that will be completing a valuation of long-lived tangible and intangible assets as of the ultimate arrangement closing date.

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In addition to the revisions noted above, certain other changes have been made to the Registration Statement, all of which are noted in the hard copies of Amendment No. 3 submitted herewith.  The Company believes all such changes are conforming or clarifying changes or changes of a nonsubstantive nature, except for the following:

•      Financial information has been added for the three months ended March 31, 2010 and 2009 for the Company and World Color Press in the sections titled “Selected Historical and Unaudited Pro Forma Financial Information,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Quad/Graphics Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Financial Statements of Quad/Graphics.”  Please see pages 14-22, 226-257, FS-1 and FS-36 to FS-52 of Amendment No. 3.

•                  Certain changes have been made in the sections titled “Risk Factors — Risks Relating to the Business of the Combined Company,” “Quad/Graphics Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Description of Debt Obligations — Changes to Capital Structure Related to the Arrangement,” “Unaudited Pro Forma Condensed Combined Financial Information” and Note 17 to the Condensed Consolidated Financial Statements to reflect the Company’s execution of a new debt financing agreement and to update certain disclosures through March 31, 2010.  Please see pages 40-41, 204, 252 and FS-51 of Amendment No. 3.  The new debt financing agreement has also been filed as Exhibit 4.8.

•                  Certain changes have been made in the illustrative examples of the calculation of the consideration to be received by the holders of World Color Press common shares in the arrangement, as well as related disclosures, in the sections titled “Summary — What World Color Press Shareholders Will Receive in the Arrangement,” “The Arrangement Agreement — Consideration to be Received Pursuant to Arrangement” and Note 5 to the Unaudited Pro Forma Condensed Combined Financial Statements to reflect recent activity in the components thereof, including certain refinements by World Color Press in valuing its warrants.  Please see pages 5, 109, 111, 114 and 213 of Amendment No. 3.

•                  Certain changes have been made throughout the Registration Statement to reflect the fact that the Canadian court has now issued the Interim Order and set the World Color Press shareholder meeting date and to include certain Canadian required documents in Annexes E, G and H.

•                  Certain changes have been made throughout the Registration Statement to update the disclosures, including an update of the deferred share units and restricted share units on pages 99, 100 and 112 of Amendment No. 3.

Additionally, as requested, the Company will submit a letter, when it requests acceleration of the effective date of the Registration Statement, acknowledging that:

•                  Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5668 or Joshua A. Agen at (414) 297-5535.

Very truly yours,

/s/ Russell E. Ryba

Russell E. Ryba

Enclosure

cc:           Theresa Messinese

Lyn Shenk

U.S. Securities and Exchange Commission

Quad/Graphics and World Color Press S-4 Working Group

(all with enclosure)